Mail Stop 4561

November 28, 2006

By U.S. Mail and facsimile to (212) 404-9707.

David H. Sidwell
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for the Fiscal Year Ended November 30, 2005**
> **File No. 001-11758**

Dear Mr. Sidwell:

We have reviewed your response filed October 4,, 2006 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Income, page 109

1. We note your response to prior comments 1 and 2 of our letter dated August 28, 2006, including your proposed disclosures. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X;

however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

Consolidated Statements of Cash Flows, page 111

2. We have reviewed your response to our previous comment 2. Paragraph 8(a) of SOP 01-6 states that receivables may be classified as held for investment *only if* management has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. Please tell us the following information:

   - You state that you randomly select credit card receivables for securitization purposes. Given your history of securitizations within this portfolio, and your reliance on these securitizations for liquidity purposes, please tell us in detail how you determined that *at origination*, you were able to determine that you had the positive intent to hold any one particular credit card receivable to maturity.

   - You state in your response that you determine a desired level of funding by utilizing a mix of funding sources including securitizations and that you perform this analysis on a quarterly basis. Please tell us in detail how you integrated your projections regarding future funding requirements into your judgment regarding your intent and ability to hold receivables for the foreseeable future.

Financial Instruments Used for Asset and Liability Management, page 116

3. Please refer to our previous comment 4. For the fair value hedges for which you utilize the shortcut method of hedge accounting related to the Long Term Borrowings – Senior Debt, please tell us the terms of both the call option embedded in your callable debt and the mirror image call option contained in your swap, including the maturity, strike price, and related notional amounts. Additionally, please tell us if the premium for the call feature contained in the debt is paid via an adjustment over the life of the borrowings, or upon call of the debt.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your

David H. Sidwell
Morgan Stanley
November 28, 2006
Page 3

proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief